UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

BMB Munai, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

09656A105

(CUSIP Number)

Timothy M. Gardner, Esq.
Latham & Watkins
18th Floor, One Exchange Square
8 Connaught Place, Central
Hong Kong
+852.2912.2565

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 19, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09656A105

1.	Names of Reporting Persons

Palaeontol B.V.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐

	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization
The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power

0

	8.	Shared Voting Power

0

	9.	Sole Dispositive Power

0

	10.	Shared Dispositive Power

0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

0

14.	Type of Reporting Person (See Instructions)

CO

CUSIP No. 09656A105

1.	Names of Reporting Persons

Palaeontol Coöperatief U.A.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐

	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization
The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power

0

	8.	Shared Voting Power

0

	9.	Sole Dispositive Power

0

	10.	Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

0

14.	Type of Reporting Person (See Instructions)

PN

CUSIP No. 09656A105

1.	Names of Reporting Persons

MIE New Ventures Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐

	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization
Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power

0

	8.	Shared Voting Power

0

	9.	Sole Dispositive Power

0

	10.	Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

0

14.	Type of Reporting Person (See Instructions)

CO

CUSIP No. 09656A105

1.	Names of Reporting Persons

MIE Holdings Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐

	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization
Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power

0

	8.	Shared Voting Power

0

	9.	Sole Dispositive Power

0

	10.	Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

0

14.	Type of Reporting Person (See Instructions)

CO

CUSIP No. 09656A105

1.	Names of Reporting Persons

Far East Energy Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐

	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization
Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power

0

	8.	Shared Voting Power

0

	9.	Sole Dispositive Power

0

	10.	Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

0

14.	Type of Reporting Person (See Instructions)

CO

CUSIP No. 09656A105

1.	Names of Reporting Persons

Zhang Ruilin

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐

	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization
People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power

0

	8.	Shared Voting Power

0

	9.	Sole Dispositive Power

0

	10.	Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

0

14.	Type of Reporting Person (See Instructions)

IN

CUSIP No. 09656A105

1.	Names of Reporting Persons

Zhao Jiangwei

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐

	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization
People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power

0

	8.	Shared Voting Power

0

	9.	Sole Dispositive Power

0

	10.	Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

0

14.	Type of Reporting Person (See Instructions)

IN

Item 1. Security and Issuer

          This Amendment No. 1 amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on February 24, 2011 (the “Original 13D”) by Palaeontol B.V., Palaeontol Coöperatief U.A., MIE New Ventures Corporation, MIE Holdings Corporation, Far East Energy Limited, Zhang Ruilin and Zhao Jiangwei (collectively, the “Reporting Persons”) with respect to the shares of common stock, $0.001 par value per share (“Common Stock”), of BMB Munai, Inc., a Nevada corporation (the “Issuer”). Unless otherwise stated herein, the Original 13D remains in full force and effect. Capitalized terms used and not defined herein have the meanings ascribed thereto in the Original 13D.

Item 4. Purpose of Transaction

          Item 4 is hereby amended and supplemented as follows:

          On June 2, 2011, at a special meeting of stockholders of the Issuer, the Issuer’s stockholders voted upon and approved (i) the sale of all the Issuer’s interest in and loans to the Issuer’s wholly-owned subsidiary, Emir, pursuant to the terms of the Original Purchase Agreement (defined below) and (ii) the reduction of the conversion price of the Issuer’s outstanding 10.75% convertible Senior Notes due 2013 from $7.2094 per share to $2.00 per share and the issuance of shares of the Issuer’s Common Stock upon conversion of the Senior Notes.

          On September 19, 2011, the Transactions were consummated and Emir became an indirect wholly-owned subsidiary of Holdings.

Purchase Agreement

          The Participation Interest Purchase Agreement, dated February 14, 2011, by and among the B.V., the Issuer and Holdings (the “Original Purchase Agreement”), was amended by the First Amendment and Waiver to the Participation Interest Purchase Agreement, dated August 31, 2011, by and among the B.V., the Issuer and Holdings (the “Purchase Agreement Amendment” and, together with the Original Purchase Agreement, the “Purchase Agreement”). The purpose of the Purchase Agreement Amendment was to, among other things: (i) eliminate the post-closing transition services arrangement concept, which the parties determined was no longer necessary; (ii) change the previously contemplated escrow agent to Citibank, N.A., Hong Kong Branch, and change the form of escrow agreement to be used in connection with the Transactions; (iii) provide for all of the funds to be delivered to the Issuer by the B.V. at the closing to be deposited into escrow in advance of the closing, in conjunction with the Issuer’s submission to the appropriate Kazakhstan governmental authorities of the documents necessary to effect the sale of Emir to the B.V.; (iv) waive certain conditions to closing that would have required the Issuer to (x) obtain insurance for the transportation and storage of cargo prior to completing the Transactions and (y) provide documentary evidence of Emir’s ownership of gas utilization facilities, electricity lines, gas pipelines and oil pipelines prior to completing the Transactions; and (v) update to their final forms the opinions to be delivered by the Issuer’s counsel at closing. The Issuer also agreed in the Purchase Agreement Amendment to provide documentary evidence of Emir’s ownership of the assets described above within three months of the closing date of the Transactions. In addition, the Issuer exercised its right under the Original Purchase Agreement to extend the expiration date of the Original Purchase Agreement until November 14, 2011.

Voting Agreements

          Pursuant to the Voting Agreements, each of the Stockholders, who prior to the closing of the Transactions collectively owned 13,462,446 shares of Common Stock, which represented approximately 24.1%1 of the outstanding shares of Common Stock, agreed to vote (or cause to be voted) such Stockholder’s shares of Common Stock and any other shares of Common Stock that such Stockholder purchased or of which he otherwise acquired record or beneficial ownership prior to the Expiration Date in favor of the Transactions and any actions necessary to consummate the Transactions. As a result of the closing of the Transactions, the Voting Agreements automatically terminated (with the exception of certain miscellaneous provisions). As the Reporting Persons’ deemed beneficial ownership of Common Stock arose by virtue of the Voting Agreements, the Reporting Persons have also ceased to own, whether indirectly or beneficially, any Common Stock.

1	Based upon an aggregate of 55,787,554 shares of Common Stock outstanding as of February 14, 2011, as reported by the Issuer on Form 10-Q filed on February 22, 2011.

Item 5. Interest in Securities of the Issuer

          Item 5 is hereby amended and supplemented as follows:

          (a).          As of the date of this Schedule, the Reporting Persons do not beneficially own any shares of Common Stock.

          (b).          As of the date of this Schedule, the Reporting Persons do not beneficially own any shares of Common Stock. As such, the Reporting Persons do not have any voting power over any shares of Common Stock.

          (c).          Except as set forth in Item 4, none of the Reporting Persons has effected any transaction in the Common Stock during the past 60 days.

          (d).          Not applicable.

          (e).          September 19, 2011.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          Item 6 is hereby amended and supplemented as follows:

          On August 31, 2011, the B.V., the Issuer and Holdings entered into the Purchase Agreement Amendment. The description of the Purchase Agreement Amendment set forth under Item 4 is incorporated by reference to this Item 6 and is qualified in its entirety by the full text of the Purchase Agreement Amendment, attached as Exhibit 1 hereto.

Item 7. Material to Be Filed as Exhibits

Exhibit 1

First Amendment and Waiver to the Participation Interest Purchase Agreement, dated as of August 31, 2011, by and among Palaeontol B.V., BMB Munai, Inc. and MIE Holdings Corporation (incorporated by reference to Exhibit No. 2.1 to the Issuer’s Current Report on Form 8-K filed on August 31, 2011).

SIGNATURES

          After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: September 20, 2011	PALAEONTOL B.V.

	By:	/s/ Zhang Ruilin

	Name:	Zhang Ruilin
	Title:	Authorized Representative of the Corporate Managing Director

Dated: September 20, 2011	PALAEONTOL COÖPERATIEF U.A.

	By:	/s/ Zhang Ruilin

	Name:	Zhang Ruilin
	Title:	Authorized Representative of the Corporate Managing Director

Dated: September 20, 2011	MIE NEW VENTURES CORPORATION

	By:	/s/ Zhang Ruilin

	Name:	Zhang Ruilin
	Title:	Sole Director

Dated: September 20, 2011	MIE HOLDINGS CORPORATION

	By:	/s/ Zhang Ruilin

	Name:	Zhang Ruilin
	Title:	Chairman

Dated: September 20, 2011	FAR EAST ENERGY LIMITED

	By:	/s/ Zhang Ruilin

	Name:	Zhang Ruilin
	Title:	Chairman

Dated: September 20, 2011	ZHANG RUILIN

/s/ Zhang Ruilin

Dated: September 20, 2011	ZHAO JIANGWEI

/s/ Zhao Jiangwei

EXHIBIT INDEX

Exhibit No.	Exhibit Description

1

First Amendment and Waiver to the Participation Interest Purchase Agreement, dated as of August 31, 2011, by and among Palaeontol B.V., BMB Munai, Inc. and MIE Holdings Corporation (incorporated by reference to Exhibit No. 2.1 to the Issuer’s Current Report on Form 8-K filed on August 31, 2011).